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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552
                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)


                            First Bell Bancorp, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 Par Value)
                         (Title of Class of Securities)


                                   319301-10-7
                                 (CUSIP Number)


     Joseph A. Muldoon, Esq.                        Albert H. Eckert, II
  Muldoon Murphy & Faucette LLP                    First Bell Bancorp, Inc.
   5101 Wisconsin Avenue, N.W.                       532 Lincoln Avenue
     Washington, D.C. 20016                          Bellevue, PA 15202
         (202) 362-0840                                (412)-734-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                February 28, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 9)

-----------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                       SCHEDULE 13D


 Cusip No.  319301-10-7                             Page  2  of  9  Pages


   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Albert H. Eckert, II


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|_|
                                                                       (b)|_|
              N/A


   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

              PF; SC

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

              N/A                                                  /__/

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

     NUMBER OF             7          SOLE VOTING POWER
                                          85,428
      SHARES

   BENEFICIALLY            8          SHARED VOTING POWER
                                          26,766
     OWNED BY

       EACH                9          SOLE DISPOSITIVE POWER
                                          68,236
     REPORTING

      PERSON               10          SHARED DISPOSITIVE POWER
                                            --
       WITH


  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              272,966 (including options for 160,772 shares)


  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*      /__/

              N/A

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.74% based upon 4,758,360 shares outstanding as of 3/9/01

  14     TYPE OF REPORTING PERSON*

              IN


                     *SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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CUSIP No. 319301-10-7
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SCHEDULE 13D


Item 1.     Security and Issuer

      State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

      This Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock"), of First Bell Bancorp ("First Bell"), a corporation organized under the laws of the State of Delaware and the holding company for Bell Federal Savings and Loan Association of Bellevue (the "Association"). The principal executive offices of First Bell are located at 532 Lincoln Avenue, Bellevue, Pennsylvania 15202.


Item 2.     Identity and Background

      If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).


      (a)   Name;

            This statement is being filed on behalf of Albert H. Eckert, II.


      (b)   Residence or business address;

            Mr. Eckert's business address is 532 Lincoln Avenue, Bellevue, Pennsylvania 15202.


      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

            Mr. Eckert is a director of First Bell and the President and Chief Executive Officer of First Bell and the Association. The Association is a wholly owned subsidiary of First Bell and its principal executive office is 532 Lincoln Avenue, Bellevue, Pennsylvania 15202.





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CUSIP No. 319301-10-7
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      (d)   Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

            None.


      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

            None.

      (f)   Citizenship.


            Mr. Eckert is a United States citizen.


Item 3.     Source and Amount of Funds or Other Consideration

      State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

       Mr. Eckert acquired 112,194 shares with personal funds and issuer funds in the form of: (1) restricted stock and stock options granted to Mr. Eckert under the Bell Federal Savings and Loan Association of Bellevue 1996 Master Stock Compensation Plan ("Stock Compensation Plan") and under the First Bell Bancorp, Inc. 1996 Master Stock Option Plan ("Option Plan"), respectively, and
(2) periodic allocations made to Mr. Eckert under the Bell Federal Savings and Loan Association of Bellevue Employee Stock Ownership Plan ("ESOP").

      Mr. Eckert is deemed to beneficially own 160,772 shares underlying options that were granted to him under the Option Plan. Options for 128,616 shares have vested and are currently exercisable. Options for 32,156 shares will vest on April 29, 2001 and are exercisable within 60 days of February 28, 2001.




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CUSIP No. 319301-10-7
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Item 4.     Purpose of Transaction

      State the purpose or purposes of the acquisition of securities of the issuer.

      Although the shares covered by this statement are being held for investment purposes, in his capacity as President and Chief Executive Officer of First Bell, Mr. Eckert is considered a control person of First Bell. Depending upon a continuing assessment and upon future developments, Mr. Eckert may determine from time to time or at any time to purchase additional shares of First Bell or sell or otherwise dispose of some of the shares. Other than in his capacity as President and Chief Executive Officer of First Bell, Mr. Eckert has no plans which relate to or would result in any of the actions described in Item 4(a)-(j).

      Describe any plans or proposals which the reporting persons may have which relate to or would result in:

      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

            None.(1)


      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            None.(1)


      (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

            None.(1)

      (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            None. The Board of Directors may fill any vacancy on the Board of Directors and, from time to time, may add to or reduce the number of directors subject to the provisions of the Certificate of Incorporation or Bylaws of First Bell. Mr. Eckert's influence in the composition of the Board is made through his role as a member of the Board of Directors, and not as 5% shareholder of First Bell.(1)


      (e) Any material change in the present capitalization or dividend policy of the issuer;

            None.(1)






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CUSIP No. 319301-10-7
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      (f)   Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

            None.(1)


      (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            None.(1)


      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            None.(1)


      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            None.(1)


      (j)   Any action similar to any of those enumerated above.

            None.(1)


      (1) Notwithstanding his response with respect to his actions as a stockholder, Mr. Eckert will exercise his duties as President and Chief Executive Officer of First Bell with regard to actions that may impact these matters.




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CUSIP No. 319301-10-7
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Item 5.     Interest in Securities of the Issuer

      (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

            Mr. Eckert beneficially owns 272,966 shares, 32,156 shares of which are subject to options that are exercisable within 60 days from February 28, 2001. Mr. Eckert's beneficial ownership represents 5.74% of the common stock of First Bell, based upon 4,758,360 shares of common stock outstanding as of March 9, 2001, which amount is unchanged from the date of First Bell's most recent Form 10-Q stating the number of shares outstanding) plus the number of shares of common stock which Mr. Eckert has the right to acquire within 60 days by exercising such options.


      (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

            Mr. Eckert has sole voting power with respect to 85,428 shares, which consist of 68,236 shares he holds directly or in the First Bell dividend reinvestment plan ("DRIP") and 17,192 are unvested restricted stock awards granted to him under the Stock Compensation Plan.

            Mr. Eckert has shared voting power with respect to 26,766 shares which were allocated to him under the ESOP.

            Mr. Eckert has sole dispositive power with respect to the 68,236 shares held directly and in the DRIP.






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CUSIP No. 319301-10-7
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      (c)   Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (ss240.13d-191), whichever is less, by the persons named in response to paragraph (a).

            None, other than shares acquired pursuant to employee benefit plans outside of Mr. Eckert's control. This filing was triggered by the vesting of options to acquire 32,156 shares.

      (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

            None.

      (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

            N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

      None, other than the provisions of the employee benefit plans which apply to some of his shares, which plans have been filed by First Bell.

Item 7.     Material to Be Filed as Exhibits

      The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-l(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any Proxy as disclosed in Item 6.






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      None.


Signature



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date                                      /s/ Albert H. Eckert, II
     -------------------                  ----------------------------
                                          Albert H. Eckert, II




      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).